UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2, 2017

Commission File Number 000-126000

Norsat International Inc.
(Translation of registrant’s name into English)

Suite 110 – 4020 Viking Way, Richmond, BC, Canada, V6V 2L4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Exhibit

99.1	Notice of Annual General and Special Meeting of Securityholders
99.2	Notice of Annual General and Special Meeting of Securityholders and Information Circular
99.3	Form of Proxy for use at the Annual General and Special Meeting of Securityholders - Common Shares
99.4	Form of Proxy for use at the Annual General and Special Meeting of Securityholders - Options / RSUs
99.5	Voter Information Form for use at the Annual General and Special Meeting of Securityholders
99.6	Letter of Transmittal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.
(Registrant)

Date: May 2, 2017	By:	Signed “Arthur Chin”
	Name:	Arthur Chin
	Title:	Chief Financial Officer

SEC 1815 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.